SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

May 21, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

_____________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

Vancouver, British Columbia - Viceroy Resource Corporation (“Viceroy”) (VOY-TSX), Quest Investment Corporation (“Quest”) (Q.A and Q.B - TSX), Arapaho Capital Corp. (“Arapaho”) (AHO-TSXV) and Avatar Petroleum Inc. (“Avatar”) (AVA-TSXV) (the “Companies”) today announced that they have executed a formal arrangement agreement providing for a reorganization of Viceroy, Quest, Arapaho and Avatar by way of statutory plan of arrangement (the “Arrangement”) under the Company Act (British Columbia) as contemplated by their March 4, 2003 press release.  Furthermore, a general meeting for each of the Companies has been scheduled for June 18, 2003 to, among other things, approve the Arrangement.  Notices and supporting documents for the general meetings have been mailed to the shareholders of each of the Companies.  The comprehensive Joint Information Circular has been posted at www.questinvestcorp.com, www.viceroyresource.com, and www.sedar.com.  To request a printed copy of the Joint Information Circular, please call one of the contacts posted at the end of this news release.

Plan Of Arrangement

Under the Arrangement, Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (“Quest Management”) (which is a wholly-owned subsidiary of Arapaho), and Quest, in that order by way of three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy.  Avatar and Quest will be dissolved into Viceroy. Viceroy’s existing common shares will be consolidated on a one for three basis, its common shares will be redesignated as Class A Subordinate Voting shares (one vote per share), a new class of Class B Variable Multiple Voting shares (one to five votes per share) as well as two classes of Preferred shares will be created and Viceroy will change its name to “Quest Capital Corp.”  In conjunction with or concurrent with the share exchanges, Viceroy will distribute, by way of reduction of capital, to its common shareholders, as on the closing of the Arrangement, shares of:

(a)

a company, Viceroy Exploration Ltd. (“ViceroyEx”), that will hold Viceroy’s interest in the Gualcamayo project and other mineral exploration properties in Argentina (see Viceroy’s March 25, 2003 press release); and

(b)

a company, SpectrumGold Inc. (“SpectrumGold”), that will hold certain exploration agreements with respect to properties located in the Yukon and British Columbia to be received from NovaGold Resources Inc and Viceroy. (see Viceroy’s May 1, 2003 press release).

Upon completion of the transactions set forth in the Joint Information Circular shareholders of the Companies involved will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities and as a consequence of the completion of the Arrangement:

1.

holders of Viceroy shares will receive one Quest Capital Corp. Class A share in exchange for every three (3) Viceroy shares (pre-consolidation);

2.

holders of Viceroy shares will be issued one (1) ViceroyEx share for every ten (10) Viceory shares (pre-consolidation) and one (1) SpectrumGold share for every thirty (30) Viceroy shares (pre-Consolidation);

3.

holders of Avatar shares will be issued 0.2825 Quest Capital Corp. Class A share for each Avatar share;

4.

Arapaho as the sole holder of all of the issued shares of Quest Management will be issued a total of 863,857 Quest Capital Corp. shares for all of the issued shares of Quest Management;

5.

holders of Quest Class A shares will be issued 1.0514 Quest Capital Corp. Class A shares for each Quest Class A share; and

6.

holders of Quest Class B shares will be issued 1.0514 Quest Capital Corp. Class B shares for each Quest Class B share.

Shareholders, who would be entitled to receive less than 100 Quest Capital Corp. Class A or B shares, less than 500 ViceroyEx shares or less than 500 SpectrumGold shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive such shares and notify the transfer agent within 30 days of the completion of the Arrangement.

Shareholders of Quest Class A and B shares will no longer be receiving shares in a subsidiary company of Quest which holds Quest’s interest in mineral assets in Peru as previously announced.  Quest’s management has decided that it was not cost effective due to the excessive costs associated with the distribution.

Viceroy – [Post Reorganization]

At the Viceroy Annual General Meeting, shareholders will be asked to approve a private placement in the Class A shares of the Company.  Shareholders will be asked to authorize the issuance of 8,333,333 Units at a price of $1.20 per Unit (post-consolidation) to raise up to $10,000,000.  Each Unit will consist of one Quest Capital Corp. Class A share and one warrant of Quest Capital Corp.  Each warrant is exercisable for five years at $1.50 per Quest Capital Corp. Class A share, subject to a reduction in the exercise period if the Quest Capital Corp. Class A shares close above $2.25 for a specified period.  As previously announced, Valdez Gold Inc. will not be participating in the Arrangement but has agreed to participate in the private placement.

Following the completion of the Arrangement and private placement, Viceroy will change its name to Quest Capital Corp. and be a publicly listed merchant bank that will provide financial services to small and mid-cap companies operating primarily in North America.  Its principal business will be to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate, and manufacturing. The proposed board of directors will consist of 10 members comprised of nominees from each of the Companies.  It is expected that the reorganized company will have in excess of $90.0 million of total assets; and 76.5 million Class A shares and 4.3 million Class B shares issued and outstanding assuming the private placement is fully subscribed.

Forward Looking Statement

This news release contains forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy, Quest, Arapaho, and Avatar. Actual results realized may vary materially from the information provided in this presentation. As a result, there is no representation by Viceroy, Quest, Arapaho, and Avatar that actual results realised in the future will be the same in whole or in part as those presented herein.

For more information about this Arrangement or the nature of business going forward please contact Michael Atkinson at 604-689-1428 or toll free 800-318-3094.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

(the Registrant)

Date:	May 21, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer